

August 5, 2011

Via E-mail
Mr. Rishi Varma
Vice President and General Counsel
TPC Group LLC
5151 San Felipe, Suite 800
Houston, TX 77056

> **Re: TPC Group LLC**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 29, 2011**
> **File No. 333-173804**

Dear Mr. Varma:

We have reviewed your registration statement and have the following comments.

<u>Management's Discussion and Analysis . . . , page 51</u>

<u>Recent Developments, page 52</u>

1. We note you response to comment five of our letter dated July 18, 2011. While we understand that there were other factors involved in determining that the dehydrogenation units had been impaired beyond the availability of funding to refurbish the units, we continue to have a concern that investors may not fully understand why you impaired the dehydrogenation units during the fourth quarter of fiscal year 2009 and then, five fiscal quarters later, decided to make the necessary investment in at least one of the two dehydrogenation units. As such, we continue to request that you revise your disclosures to bridge the gap between the two management decisions regarding the dehydrogenation units.

<u>TPC Group LLC Financial Statements, page F-1</u>

<u>Note L – Supplemental Guarantor Information, page F-20</u>

2. You have not provided condensed consolidating statements of cash flows because cash flows are insignificant at the guarantor level. Please include condensed consolidating statements of cash flows for each period presented, as Rule 3-10(f) of Regulation S-X does not provide such an exception to the accommodation to provide condensed consolidating financial information in lieu of audited financial statements for each guarantor subsidiary. Please also address this comment in Note P to your audited annual financial statements.

3. Please revise the Issuer column within your condensed consolidating statements of operations to recognize earnings and losses from your subsidiaries based on your proportionate share of the guarantor subsidiaries' net assets. Please refer to Rule 3-10(i)(3) of Regulation S-X for guidance. Please also address this comment in Note P to your audited annual financial statements.

Note C – Significant Accounting Policies, page F-28

12. Revenue Recognition, page F-31

4. We note your response to comment 12 of our letter dated July 18, 2011. Specifically, we note your position that the receivable meets the definition of an asset, as you have a contractual right to receive cash. As the product has not yet been delivered and accepted by the customer, it remains unclear how you have the contractual right to receive cash prior to delivery and acceptance of the product. While the contract may allow you to bill the customer prior to delivery of the product, it remains unclear from the guidance in Concept 6 how the right to bill the customer prior to delivery and acceptance of the product results in an asset. As such, we continue to question your determination that the recognition of a receivable and deferred revenue are in accordance with US GAAP at the time you invoice your customer. Please advise with specific reference to the authoritative literature that supports your accounting. Otherwise, please remove the disclosure regarding the recognition of this receivable and corresponding deferred revenue in your accounting policy in light of your statement that the asset and liability is inconsequential to your consolidated balance sheets.

Note O – Segment Information, page F-60

5. We note your response to comment 14 of our letter dated July 18, 2011, in which you state each of your capital projects can be specifically identified with one of your operating segments. As such, please revise your reportable segment disclosure to disclose total assets allocated to each of your reportable segments as required by ASC 280-10-50-22. Please also disclose the corresponding depreciation expense allocable to each reportable segment based on the allocated total assets. Please refer to ASC 280-10-50-22.e. for guidance.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

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        M. Breen Haire
        Baker Botts L.L.P.